Exhibit 99.5

First Quarter 2021 Presentation
IDEX
May 12, 2021

Disclaimer
This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. Such forward-looking information and statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for IDEX Biometrics ASA (IDEX) and its subsidiaries. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects”, “believes”, “estimates” or similar expressions denoting uncertainty. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be markets we target, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates, and such other factors as may be discussed from time to time. Although IDEX believes its expectations and the information set forth in this presentation were based upon reasonable assumptions at the time when they were made, it can give no assurance that those expectations will be achieved or that the actual results will be as described in this presentation. IDEX is not making any representation or warranty, expressed or implied, as to the accuracy, reliability, or completeness of the information in this presentation, and neither IDEX nor any of its directors, officers, or employees will have any liability to you or any other persons resulting from your use of the information in this presentation. IDEX undertakes no obligation to publicly update or revise any forward-looking information or statements in this presentation.

Introduction / Financial Summary

Introduction / Overview
Continued execution on repositioning strategy from 2018
TrustedBio™ extremely well-received
• Driving industry partnerships and customer engagements
• Mass production ready; no supply chain issues today
• Shipping to multiple customers and early-adopter IDEMIA in Q1
• We anticipate revenue growth through Q4 based on pipeline
As adoption accelerates, we anticipate rapid growth of bookings
• Post-pandemic acceleration of card pilots globally
• Known bank programs scheduled for ramp in 2022
• Potentially significant volumes from rapidly emerging DC/EP
China initially, given aggressive target dates
ROW later, given >60 central bank studies underway

Q1 ’21 Financial Summary
Ongoing shift to product sales; sustained quarterly shipments of second-generation sensor and initial shipments of TrustedBio
Expenses under control; payroll reflects targeted headcount growth and non-cash stock compensation
Expenses of US registration and Norwegian offering drove expense growth for last two quarters
February private placement should fund operations beyond point at which growth will be confirmed
Summary Profit & Loss Statement ($000)
Product Services Total Revenue
Purchase, net of inventory change Payroll expenses Research and development expenses Other operating expenses Depreciation and amortization Total Operating expenses Loss from operations
Q1 2021    Q4 2020 Q3 2020 Q2 2020 Q1 2020
$    623 $593 $246 $121 $53
1     5 2 28 47
624     598 248 149 100
220     178 45 32 19
5,101     5,206 4,275 3,515 4,677
608     (144) 930 1,069 40
1,713     2,157 1,370 1,218 1,191
454     439 430 422 429
8,096     7,836 7,050 6,256 6,356
$    (7,472) $(7,238) $(6,801) $(6,107) $(6,256)

Business Update

Q1 ‘21 Commercial and Market Update
Further momentum toward strategic objectives; well-positioned for expected growth
IDEMIA introduced its 2nd generation F.CODETM cards
• IDEMIA’s first Biometric Payment Card offering based on IDEX’s TrustedBio™ sensor
• Most integrated Biometric Payment Card solution available today
• Industry-leading performance and component integration
Received second China UnionPay certification for biometric payment card
• Partner: Goldpac Group, a leading developer of financial services technologies
Progress in pursuit of Digital Currency Electronic Payment (DC/EP) initiative of the People’s Bank of China
• IDEX featured in Digital RMB trials conducted by the Postal Savings Bank of China
• Selected by Goldpac as a strategic technology partner; initial orders received for DC/EP solution
• Chutian Dragon expanded collaboration with IDEX to include DC/EP solution

Payment Cards – Favorable Market Mega-Trends
Pandemic and Government Mandates Driving Accelerated Adoption
Significant Pull-Forward in Transition from Cash to Card
US Card Spend as a % of Total Purchase Volume
Adoption of Contactless Payment Accelerating
NFC infrastructure in place / customer acceptance accelerating Contactless spending limit increased in 31 countries 75% of all Mastercard transactionsin EU were contactless
Government Mandates on Payment Process
Contactless mandate
All EU paymentterminals required to be contactless from 12/19
Strong Authentication Required
EU mandated; taking effect this year
Digital Currency/Electronic Payment
Mandated by China for 1Q 2022

Payment Cards – Very Large and Growing Market
22 billion payment cards in circulation and growing to over 29 billion by 20231 ~5 billion new smartcards issued annually
Projected Biometrics Payment Card Annual Shipments (Millions of Units)2
Strong growth universally forecast
Contactless cards growing even faster
Pandemic driving public awareness
Combining Convenience and Security
Infrastructure already in place
Removes contactless $ limits
“Top of wallet” payment device

Co-Existence of Mobile Payment and Payment Cards
Trends support biometrically-enabled smartcard uptake
U.S. Consumers View Cards as Safest Payment Method
Percentage of respondents by payment type1
U.S. Point of Sale Payment Methods Dominated by Cards
Forecast 2018—20222

Biometrics Payment Card Benefits
CONSUMER
Eliminates lost/stolen, friendly fraud Identity protection Fully encrypted Peace of mind
Fast, simple, secure transactions Hygienic, “touch-free” payments Compatibility with existing POS No battery No pins, no connectivity issues
“Cool factor”—Appeal to tech users Metal cards especially appealing Security for stored value
Prepaid cards or Crypto Wallets
CORE BENEFITS
Increased Security
Convenience
Usage
Status / Prestige
Value-add / Economics
BANK/ISSUER
Reduces unrecoverable losses from fraud and associated operational costs for chargebacks and investigations
Incremental revenue & share of payments
Replacement of cash transactions
‘Top of Wallet’ effect
Preferred use over other cards in wallet
“Marketability” advantages
Demand driver for account growth
Monetizing the card’s value-add
• Enables incremental card/annual fee
• Provides inclusion path for “the unbanked”

IDEX Commercialization Status


Pin and Chip Card
Contactless Cards
Biometric Cards
Chip & PIN (contact) = 18 years
Contactless = 8 years
Biometric Cards = _ years
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022

IDEX Commercialization Status

- TrustedBio shipping to multiple customers
- Production volumes targeted for Q3
- DC/EP initiative in China: Multiple design wins

FY 2020-2021 — *Vetting Phase*

- ✓ Technology Proof of Concept
- ✓ EMVCo ® Certification
- ✓ Institutions order cards for testing
- ✓ Introduction of IDEX TrustedBio™ solutions under $5/card
- ✓ Initial production volume orders

FY 2022-2024 — *Production Volume Ramp*

- ✓ "Soft" or "Mass" Commercial launches
- ✓ Significant increase in unit volumes
- ✓ Market penetration of 5-10%
- ✓ Increased availability to global consumers

FY 2025 and Beyond — *Broad Market Use*

- ✓ Next-gen features
  - integrated display
  - card not-present solution
- ✓ Broad retail and Fintech adoption
- ✓ Market penetration > 10%
- ✓ Advance toward market saturation

IDEX

(1) Eurosmart, 2000-2018
(2) ABI Research, 2019-2022

Biometric Payment Card Value Chain
IDEX has customer partnerships with 10+ leaders in the payment card ecosystem
Payment Networks / Specification Providers
Biometric Algorithms
Card Inlay Providers
Fingerprint Sensors
Secure Elements
Card Manufacturers
Card Issuers

IDEX Differentiation

IDEX TrustedBio™: Proprietary Advantages
The only fingerprint solution designed for card-based biometric authentication
SENSOR & ASIC + ALGORITHMS & SOFTWARE + SYSTEMS & SOLUTIONS
Wide-area polymer sensor, ASIC, integrated package design
Biometric authentication algorithm Embedded software for sensor, MCU, SE
Card architecture, reference design Enrolment solution, system concepts
Through software, features are optimized for application requirements and Secure Element architectures

IDEX's Optimized Biometric System-on-Chip

Leveraging the power of Moore's Law

Characteristics:

- ✓ **Large sensor area:** Maximum image capture
- ✓ **Biometric MCU:** Image processing/matching
- ✓ **PMU:** Energy harvesting and power management
- ✓ **Reduced silicon area:** Lowest possible cost

IDEX "Off-Chip" BSoC



SENSING
Area
~90mm²
ASIC Area
~9mm²

vs.

Competitor Silicon Sensor



SENSING
Area
~64mm²
ASIC Area
~70mm²

Characteristics:

- ✗ **Limited sensor area:** Reduced image capture

Additional Costs:

- ✗ MCU
- ✗ PMU
- ✗ Manufacturing complexity

Key:
- ASIC Area
- Sensing Area

ASP:	~$3.50	**~$5.50**

IDEX

Why IDEX / IDBA?

Strong Operating Leverage in Long-term Model

Fabless Semiconductor Model: Complete solution including ASIC, Sensor, and Biometric Software

Target Operating Model Three to Five Years:

✓ **~$150M annualized revenue**
- Potential based on payment card opportunity alone

✓ **50%+ gross margins**
- Consistent with fabless model and competitive opportunity

✓ **~30% operating margins**
- Leverageable go-to-market strategy; headcount driven OpEx

✓ **Potential for strong, sustained cash flow**
- Minimal CapEx; NOL balance; capital required for revenue growth


IDEX
1234 5678 9876 5432
01/22
ANDREW BURTON
IDEX
1234 5678 9876 5432
01/22
ANDREW BURTON

IDEX

Investment Highlights
Oslo Børs: IDEX Nasdaq: IDBA
Massive addressable market
• One of only two suppliers and partnered with the ecosystem leaders
• The true “pure play” in the contactless card space, with substantial differentiation and defensible IP
Large-scale certification gives us advantage in rapidly changing markets
• Certification from two leading payment networks (EMVCo® certified) represents barrier to near-term entry
• Two certifications from China UnionPay afford head start with DC/EP
Sales and pipeline momentum
• Commercial momentum accelerating with issuers and banks for biometric payment cards
• Multiple new design wins and orders from new integrators and geographies
Opportunities in adjacent markets
• Production shipments ongoing to large IT and financial services customer for network access control
• Volume production orders for both current and next-gen products from customer in Korea
Strengthening position for long-term success
• Dual listing achieved on Oslo Børs and Nasdaq
• Banking industry executives added to the board of directors and strategic advisory committee
• Recent key leadership hires